February 8, 2008

VIA EDGAR and FACSIMILE (202-772-9204)

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

Re:	Asia Time Corporation
Registration Statement on Form S-1
File No. 333-140692

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Asia Time Corporation, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 1:00 PM Eastern Standard Time on February 8, 2008, or if it is not possible to be declared effective at such time, the Company requests that the Registration Statement be declared at 5:00 PM Eastern Standard Time on February 11, 2008.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action on the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•
The Company may not assert staff comments or the declaration of registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Tran at (310) 552-5083 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

ASIA TIME CORPORATION

/s/ Kwong Kai Shun
By: Kwong Kai Shun
Title: Chief Executive Officer

cc:	Anita Karu, Esq., SEC
Thomas J. Poletti, Esq., K&L Gates